DC:



DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**



05074784



December 16, 2005

Frank J. Mahr
Corporate Counsel
Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/16/2005

Re: Avaya Inc.
Incoming letter dated December 15, 2005

Dear Mr. Mahr:

This is in response to your letter dated December 15, 2005 concerning the shareholder proposal submitted to Avaya by Philip R. Pennington. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Philip R. Pennington
901 Columbus Dr.
P.O. Box 1
Harrisburg, OH 43126



Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920
908.953.3918 voice
908.953.4912 fax
fmahr@avaya.com

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Shareholder Proposal Submitted to Avaya Inc. by Philip R. Pennington; Request for No Action**

Dear Sir or Madam:

This letter is submitted on behalf of Avaya Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")[1]. The Company hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2006 annual meeting of stockholders (the "Proxy Materials") a proposal and statement of support (the "Proposal") submitted by Philip R. Pennington (the "Proponent") to the Company on or about December 2, 2005. A copy of the Proposal is set forth on Exhibit A.

For the reasons set forth below, this letter requests that the Division of Corporation Finance (the "Division") advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission ("SEC") if (i) the Company omits the Proposal from its Proxy Materials pursuant to Rule 14a-8(e) and (ii) as permitted by Rule 14a-8(j), the Company files definitive Proxy Materials with the SEC less than 80 days from the date that the SEC receives this letter.

Pursuant to the provisions of Rule 14a-8(j), enclosed for filing are six copies of each of this letter and the Proposal. Also attached as Exhibit B please find a copy of a letter to the Proponent stating the Company's intention to exclude the Proposal under Rule 14a-8 as well as under the Company's advance notice by-law provisions. Pursuant to the provisions of Rule 14a-8(j), we are sending a copy of this letter and Exhibits to the Proponent.

**I. Rule 14a-8(e)**

Rule 14a-8(e) requires stockholders to submit their proposals prior to a specified deadline if they desire to have them included in a company's proxy statement. If the proposal is being submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the

[1] This request is being resubmitted to delete certain immaterial portions included in the Company's request letter filed with the Office of the Chief Counsel on or about December 12, 2005.

previous year's annual meeting." Rule 14a-8(e)(1) notes that the deadline for submission of stockholder proposals to the company can normally be found in the company's proxy statement.

Pursuant to Rule 14a-8(e)(2), the Company determined September 6, 2005 (the "Deadline") to be the date by which a stockholder proposal was required to be received by the Company for it to be considered for inclusion in the Company's Proxy Materials. The Deadline was published in the Company's 2005 Proxy Statement relating to its 2005 annual meeting of stockholders (see Exhibit C). The Company received the Proposal on or about December 2, 2005, or approximately three months after the Deadline. In light of the foregoing, it is our view that Avaya may properly exclude the Proposal pursuant to Rule 14a-8(e).

**II. Rule 14a-8(j)**

As indicated above, the Company did not receive the Proposal until on or about December 2, 2005. The Company expects to file its Proxy Materials with the SEC on or about December 21, 2005, which also is the date on which it expects to begin printing and mailing its Proxy Materials. This is so that materials can be received by stockholders for the 2006 Annual Meeting, scheduled for February 10, 2006, on a timely basis. As a result, the Company was unable to submit this request at least 80 days prior to the date on which Avaya files its Proxy Materials with the SEC.

**III. Conclusion**

In light of the above analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the SEC if Avaya omits the Proposal from its Proxy Materials and files the Proxy Materials with the SEC less than 80 days from the date on which the SEC receives this request.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (908) 953-3918 or Justin Choi of Avaya at (908) 953-4989.

Very truly yours,



Frank J. Mahr
Corporate Counsel

FJM/st
via FedEx
cc: Philip R. Pennington
901 Columbus Drive
P.O. Box 1
Harrisburg, Ohio 43126

Exhibit A

[attached hereto]

12/02/2005

Sirs,

My name is Philip R. Pennington and I am an Avaya shareholder.

I am attaching a proposal for submission to the Avaya shareholder meeting in 2006.

My personal information is:


Name

901 Columbus Dr. PO Box 1

Harrisburg, OH. 43126

SS#

Tel #


In the event I cannot be in attendance at the upcoming meeting, I would like to delegate Ralph Maly Vice President C&T Office of the Communications Workers of America. I am a member in good standing of that Union and I believe that qualifies Mr. Maly as a legal representative to speak on my behalf. However if that does not meet the criteria, I would ask that Avaya shareholder Gerald Souder 8504 Houston St. Silver Spring, MD. 20910 be my next delegate of choice.

Thank you,



Philip R. Pennington

Proposal

Resolved: the shareowners request an evaluation of Avaya's executive compensation policies, and a report to shareholders, by the directors comprising the Compensation Committee, to determine whether existing policies create an undue incentive to export jobs, restructure operations or make other strategic decisions that may boost short-term earnings, but have adverse consequences in the long run.

Supporting Statement

In fiscal 2004, Avaya used operating income and cash flow as criteria for determining annual bonus awards. And, under the 2004 Long Term Incentive Plan, it tied long-term compensation to several short-term metrics, including net income, cash flow, and stock appreciation.

I believe such criteria are inadequate. In my view, they create undue incentives for executives to make strategic decisions in an attempt to boost short-term earnings, even when those decisions may have adverse long-term consequences for the Company and its shareholders.

The need to review executive compensation policies from this perspective is exemplified, in my view, by the growing tendency of American corporations to export jobs, either directly or through third party vendors. While it has outsourced the entirety of its manufacturing, Avaya uses both captive subsidiaries and third party vendors in other countries to provide a significant and increasing percentage of its services for United States customers.

Time has reported that some managers of American companies "believe they can cut their overall costs 25% to 40%," merely "by taking advantage of lower wages overseas" (8/4/2003). In my judgment, such beliefs have created a temptation for executives to export jobs, whether or not it makes sense in the long run.

At Avaya, I believe the temptation to export jobs is exacerbated by the earnings-based metrics that are used to determine bonus awards and incentive pay. These criteria give senior executives a personal incentive to boost earnings, because higher earnings may increase their own pay. Consequently, they may be rewarded for making decisions that boost earnings in the short run, before it becomes apparent that the long-term consequences are detrimental.

Reuters has reported that "outsourcing could do more harm than good." The report cited one survey in which "66 percent of companies ... were disappointed with their outsourcing contracts" [10/31/2003]. It added that "only 39 percent of the companies [surveyed] would renew contracts with their existing outsourcing suppliers, and 15 percent planned to bring services back in-house."

Business Week has reported that "many companies [have] ended up repatriating – work because they felt they were losing control of core businesses or found them too hard to coordinate" [2/3/2003]. Research by Ventoro LLC, an outsourcing consultancy, found that over one quarter of firms experienced increased costs when work was sent offshore [e-week.com, July 15, 2005]. Other reports have expressed concern about the security of customer and proprietary information in offshore locations [The Sunday Herald, 3/28/2004; BBC News, 4/4/2004].

I believe bonus awards and long-term incentives should be based on evaluations of executive performance that emphasize the long-term consequences of strategic decisions. The proposed evaluation and report would be a step in that direction.

Exhibit B

[attached hereto]



Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920
908.953.3918 voice
908.953.4912 fax
fmahr@avaya.com

December 12, 2005

Philip R. Pennington
901 Columbus Drive
P.O. Box 1
Harrisburg, Ohio 43126

Re: Shareholder proposal for 2006 shareholder meeting;
Notice

Dear Mr. Pennington:

Avaya Inc. (the "Company") is in receipt of your proposal dated December 2, 2005 for consideration at the Company's 2006 annual meeting of stockholders (the "2006 Meeting"), a copy of which proposal is attached for your reference (the "Proposal"). It is unclear from the text of your proposal whether you intended to submit it for inclusion in the Company's proxy statement for the 2006 Meeting under SEC Rule 14a-8 or if you intended to bring the matter from the floor of the 2006 Meeting under Section 2.07 of the Company's by-laws. As a result, both scenarios are discussed below.

Please be advised that the Company is planning on excluding the Proposal from its proxy materials for the 2006 Meeting pursuant to SEC Rule 14a-8(e)[1] because it was not submitted in a timely fashion. As published in the Company's proxy materials distributed in connection with its 2005 annual meeting of shareholders, in order to be considered for inclusion in the proxy materials for the 2006 Meeting, proposals were required to be received not later than September 6, 2005.[2]

In addition, please be advised that the proposal does not comply with the requirements of Section 2.07 of the Company's by-laws, which Section discusses the procedures to be followed and requirements to be met by shareholders who desire to submit proposals from the floor of an annual meeting.[3] As a result, the proposal has not been placed on the ballot or agenda for the 2006 Meeting at this time.

Very truly yours,

Frank J. Mahr
Corporate Counsel

FJM/st
via FedEx
enclosure

---

[1] A copy of Rule 14a-8(e) is attached for your reference.
[2] The September 6, 2005 deadline was disclosed on Page II-4 of the Company's proxy statement for the 2005 annual meeting of shareholders, a copy of which is attached for your reference.
[3] A copy of the Company's by-laws, including Section 2.07, is available on the Company's Investor Relations website at http://investors.avaya.com.

## Rule 14a-8 -- Proposals of Security Holders

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.



COMMUNICATIONS
AT THE HEART OF BUSINESS



# Notice of annual meeting, proxy statement and 2004 annual report

*What if multiple shareholders share the same address?*

In accordance with notices previously sent to eligible record shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received instructions to the contrary from any record shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, upon written or oral request, we will deliver promptly a separate copy of the annual report and proxy statement to a record shareholder who has been householded. Such requests can be made by contacting our transfer agent, The Bank of New York, at 1-866-22-Avaya (or 1-866-222-8292) or by writing to The Bank of New York at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you are a record shareholder and would like for your proxy materials to be householded, you can contact our transfer agent at the number and address in the preceding sentence and request information on how to participate in householding for future annual meetings. In addition, if you are a record shareholder who no longer wishes to participate in householding, you can use the above-referenced telephone number and address to notify Avaya that you wish to receive a separate annual report and proxy statement for future annual meetings.

If you are a street name shareholder and own your shares through a broker or other nominee, you can request to participate in householding, or alternatively can request separate copies of the annual report and proxy statement, by contacting your broker or nominee.

**Is there any information that I should know about future annual meetings?**

*Shareholder Proposals*

Any shareholder who intends to present a proposal at the 2006 Annual Meeting of Shareholders (the "2006 Annual Meeting") must deliver the proposal via standard mail, overnight delivery or other courier, to the office of the corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920:

- not later than September 6, 2005, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- on or after December 2, 2005, and on or before January 1, 2006, if the proposal is submitted pursuant to Avaya's by-laws, in which case we are not required to include the proposal in our proxy materials.

*Electronic Access to Proxy Materials and Annual Reports*

This Proxy Statement and Avaya's 2004 Annual Report are available on Avaya's Internet site at http://investors.avaya.com/financials. Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. All shareholders (beneficial and street name) can save Avaya the cost of producing and mailing these documents by visiting Avaya's Investor Relations website at http://investors.avaya.com and following the instructions on how to sign up for electronic delivery of shareholder materials. In addition, if you are a record shareholder who is voting by telephone or over the Internet, you can choose this option by following the instructions provided. Moreover, if you are a street name shareholder, you can refer to the information provided by the institution that holds your shares and follow that institution's instructions on how to elect to view future proxy statements and annual reports over the Internet.

**Where can I find more information about Avaya?**

Avaya maintains a corporate website at www.avaya.com. Shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com, and through the corporate governance website located at http://investors.avaya.com/governance. Please note that none of the information located on our websites is incorporated by reference in this Proxy Statement.

Exhibit C

[attached hereto]

AVAYA

COMMUNICATIONS
AT THE HEART OF BUSINESS



# Notice of annual meeting, proxy statement and 2004 annual report

**What if multiple shareholders share the same address?**

In accordance with notices previously sent to eligible record shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received instructions to the contrary from any record shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, upon written or oral request, we will deliver promptly a separate copy of the annual report and proxy statement to a record shareholder who has been householded. Such requests can be made by contacting our transfer agent, The Bank of New York, at 1-866-22-Avaya (or 1-866-222-8292) or by writing to The Bank of New York at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you are a record shareholder and would like for your proxy materials to be householded, you can contact our transfer agent at the number and address in the preceding sentence and request information on how to participate in householding for future annual meetings. In addition, if you are a record shareholder who no longer wishes to participate in householding, you can use the above-referenced telephone number and address to notify Avaya that you wish to receive a separate annual report and proxy statement for future annual meetings.

If you are a street name shareholder and own your shares through a broker or other nominee, you can request to participate in householding, or alternatively can request separate copies of the annual report and proxy statement, by contacting your broker or nominee.

**Is there any information that I should know about future annual meetings?**

*Shareholder Proposals*

Any shareholder who intends to present a proposal at the 2006 Annual Meeting of Shareholders (the "2006 Annual Meeting") must deliver the proposal via standard mail, overnight delivery or other courier, to the office of the corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920:

- not later than September 6, 2005, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- on or after December 2, 2005, and on or before January 1, 2006, if the proposal is submitted pursuant to Avaya's by-laws, in which case we are not required to include the proposal in our proxy materials.

*Electronic Access to Proxy Materials and Annual Reports*

This Proxy Statement and Avaya's 2004 Annual Report are available on Avaya's Internet site at http://investors.avaya.com/financials. Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. All shareholders (beneficial and street name) can save Avaya the cost of producing and mailing these documents by visiting Avaya's Investor Relations website at http://investors.avaya.com and following the instructions on how to sign up for electronic delivery of shareholder materials. In addition, if you are a record shareholder who is voting by telephone or over the Internet, you can choose this option by following the instructions provided. Moreover, if you are a street name shareholder, you can refer to the information provided by the institution that holds your shares and follow that institution's instructions on how to elect to view future proxy statements and annual reports over the Internet.

**Where can I find more information about Avaya?**

Avaya maintains a corporate website at www.avaya.com. Shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com, and through the corporate governance website located at http://investors.avaya.com/governance. Please note that none of the information located on our websites is incorporated by reference in this Proxy Statement.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Avaya Inc.
Incoming letter dated December 15, 2005

The proposal relates to compensation.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Avaya may exclude the proposal under rule 14a-8(e)(2) because Avaya received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Avaya omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Avaya did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Avaya's request that the 80-day requirement be waived.

Sincerely,



Mark F. Vilardo
Special Counsel